SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    ) *

Gritstone Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

39868T105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 39868T105

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 3,102,934(1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,102,934(1)
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,102,934(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 10.7%(2)
12.	Type of Reporting Person (See Instructions): PN

(1)

The Column Group II, LP (“TCG II LP”) has sole voting and dispositive control over 3,102,934 shares of common stock, par value $0.0001 (“Common Stock”), of Gritstone Oncology, Inc. (the “Issuer”), except that The Column Group II GP, LP (“TCG II GP”), the general partner of TCG II LP, and David Goeddel (“Goeddel”) and Peter Svennilson (“Svennilson”), the managing partners of TCG II GP, may be deemed to share dispositive and voting power over such stock.

(2)

The percentage set forth in row (11) is based on 29,038,308 shares of Common Stock outstanding, as of November 5, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP No. 39868T105

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,102,934(3)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,102,934(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,102,934(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 10.7%(4)
12.	Type of Reporting Person (See Instructions): PN

(3)	TCG II GP is the general partner of TCG II LP and shares voting and dispositive power over the shares of Common Stock held by TCG II LP.
(4)

The percentage set forth in row (11) is based on 29,038,308 shares of Common Stock outstanding, as of November 5, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP No. 39868T105

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,102,934(5)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,102,934(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,102,934(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 10.7%(6)
12.	Type of Reporting Person (See Instructions): IN

(5)	Svennilson is a managing partner of TCG II GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG II LP.
(6)

The percentage set forth in row (11) is based on 29,038,308 shares of Common Stock outstanding, as of November 5, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP No. 39868T105

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,102,934(7)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,102,934(7)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,102,934(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 10.7%(8)
12.	Type of Reporting Person (See Instructions): IN

(7)	Goeddel is a managing partner of TCG II GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG II LP.
(8)

The percentage set forth in row (11) is based on 29,038,308 shares of Common Stock outstanding, as of November 5, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

Item 1(a)	Name of Issuer:

Gritstone Oncology, Inc., a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5858 Horton Street, Suite 210

Emeryville, California 94608

Item 2(a).	Name of Person Filing:

This statement is filed by: (i) The Column Group II, LP, a Delaware limited partnership (“TCG II LP”), (ii) The Column Group II GP, LP, a Delaware limited partnership (“TCG II GP”) and (iii) Peter Svennilson and David V. Goeddel (collectively referred to as the “Managing Partners”). Mr. Svennilson and Mr. Goeddel are the Managing Partners of TCG II GP. Each of the Managing Partners, TCG II LP and TCG II GP are sometimes hereinafter referred to individually as a “Reporting Person” and, collectively, as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of TCG II LP and TCG II GP, and the business address of each of the Managing Partners, is 1700 Owens Street, Suite 500, San Francisco, California 94158.

Item 2(c).	Citizenship:

See Row 4 of the cover page for each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

39868T105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Peter Svennilson
Peter Svennilson

By:	/s/ David V. Goeddel
David V. Goeddel